Exhibit 99.4

                         YELL GROUP PLC AND SUBSIDIARIES
                                    APPENDIX


CONDENSED COMBINED AND CONSOLIDATED FINANCIAL INFORMATION OF YELL GROUP PLC AND ITS SUBSIDIARIES

We have included certain unaudited condensed combined and consolidated financial information of Yell Group plc and its subsidiaries ("Yell Group plc") as an appendix to the unaudited condensed combined and consolidated financial information of Yell Finance B.V. and its subsidiaries ("Yell Finance B.V."), in order to highlight what Yell Group plc would report under UK GAAP using UK presentational conventions and to satisfy the requirements of Yell Group plc to produce a UK GAAP to US GAAP reconciliation.

The unaudited financial information for Yell Group plc includes:

o condensed combined and consolidated profit and loss accounts for the three and nine month periods ended 31 December 2001 and 2002. The results for the nine months ended 31 December 2001 are an aggregation of the predecessor combined results for the period from 1 April to 22 June 2001 and the successor consolidated results for the period from 22 June to 31 December 2001 in line with presentational conventions in the United Kingdom;

o condensed combined and consolidated cash flow statements for the three and nine month periods ended 31 December 2001 and 2002. The cash flows for the nine months ended 31 December 2001 are an aggregation of the predecessor combined cash flows for the period from 1 April to 22 June 2001 and the consolidated cash flow statements for the period from 22 June to 31 December 2001;

o     condensed consolidated balance sheets at 31 March 2002 and 31 December
      2002;

o analysis of net debt at 31 March 2002 and 31 December 2002 and movement in net debt for the three and nine month periods ended 31 December 2002;

o changes in equity shareholders' deficit for the three and nine months ended 31 December 2002; and

o a reconciliation of results between US GAAP and UK GAAP for the nine month periods ended 31 December 2001 and 2002, and equity shareholders' deficit at 31 March 2002 and 31 December 2002.

The following unaudited condensed financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2002 contained in the Form 20-F filed with the SEC on 19 July 2002.

                         YELL GROUP PLC AND SUBSIDIARIES
               COMBINED AND CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                              NINE MONTHS
                                                                                 ENDED                     NINE MONTHS
                                                                              31 DECEMBER                     ENDED
                                                                                 2001                      31 DECEMBER
(UNAUDITED)                                                                   (AGGREGATED)                     2002
                                                                         ----------------------        --------------------
                                                                                          ((POUND) IN MILLIONS)
TURNOVER
                                                                         ----------------------        --------------------
       Continuing activities                                                      598.0                       641.7
       Acquisitions                                                                 -                         145.4
                                                                         ----------------------        --------------------
GROUP TURNOVER                                                                    598.0                       787.1
Cost of sales                                                                    (253.9)                     (352.9)
                                                                         ----------------------        --------------------
GROSS PROFIT                                                                      344.1                       434.2
Distribution costs                                                                (16.5)                      (25.6)
ADMINISTRATIVE COSTS
      Ordinary items                                                             (218.4)                     (264.5)
      Exceptional items                                                            (3.0)                      (15.0)
                                                                         ----------------------        --------------------
                                                                                 (221.4)                     (279.5)
                                                                         ----------------------        --------------------
OPERATING PROFIT
                                                                         ----------------------        --------------------
      Continuing activities                                                       106.2                       118.9
      Acquisitions                                                                  -                          10.2
                                                                         ----------------------        --------------------
TOTAL OPERATING PROFIT                                                            106.2                       129.1
Net interest payable                                                             (115.8)                     (182.1)
                                                                         ----------------------        --------------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                        (9.6)                      (53.0)
Tax on loss on ordinary activities                                                (14.4)                       (5.6)
                                                                         ----------------------        --------------------
LOSS FOR THE FINANCIAL PERIOD                                                     (24.0)                      (58.6)
                                                                         ======================        ====================


                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                              NINE MONTHS
                                                                                 ENDED                     NINE MONTHS
                                                                              31 DECEMBER                     ENDED
                                                                                 2001                      31 DECEMBER
(UNAUDITED)                                                                  (AGGREGATED)                      2002
                                                                         ----------------------        --------------------
                                                                                          ((POUND) IN MILLIONS)
Loss for the financial period                                                     (24.0)                      (58.6)
Currency movements                                                                 (7.3)                      (36.3)
                                                                         ----------------------        --------------------
TOTAL RECOGNISED LOSSES FOR THE
      FINANCIAL PERIOD                                                            (31.3)                      (94.9)
                                                                         ======================        ====================


         See notes to the financial information for additional details.

                         YELL GROUP PLC AND SUBSIDIARIES
                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                           THREE MONTHS                 THREE MONTHS
                                                                              ENDED                         ENDED
                                                                           31 DECEMBER                   31 DECEMBER
(UNAUDITED)                                                                    2001                         2002
                                                                       ---------------------        ----------------------
                                                                                        ((POUND) IN MILLIONS)
TURNOVER
      Continuing activities                                                    202.7                        208.6
      Acquisitions                                                               -                           47.6
                                                                       ---------------------        ----------------------
GROUP TURNOVER                                                                 202.7                        256.2
Cost of sales                                                                  (95.0)                      (119.1)
                                                                       ---------------------        ----------------------
GROSS PROFIT                                                                   107.7                        137.1
Distribution costs                                                              (5.4)                        (8.1)
Administrative costs                                                           (78.0)                       (90.8)
OPERATING PROFIT
                                                                       ---------------------        ----------------------
      Continuing activities                                                     24.3                         33.9
      Acquisitions                                                               -                            4.3
                                                                       ---------------------        ----------------------
TOTAL OPERATING PROFIT                                                          24.3                         38.2
Net interest payable                                                           (50.4)                       (66.3)
                                                                       ---------------------        ----------------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                    (26.1)                       (28.1)
Tax on loss on ordinary activities                                              (2.1)                        (0.5)
                                                                       ---------------------        ----------------------
LOSS FOR THE FINANCIAL PERIOD                                                  (28.2)                       (28.6)
                                                                       =====================        ======================


                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                           THREE MONTHS                 THREE MONTHS
                                                                              ENDED                         ENDED
                                                                           31 DECEMBER                   31 DECEMBER
(UNAUDITED)                                                                    2001                         2002
                                                                       ---------------------        ----------------------
                                                                                        ((POUND) IN MILLIONS)

Loss for the financial period                                                   (28.2)                       (28.6)
Currency movements                                                                1.9                         (4.6)
                                                                       ---------------------        ----------------------
TOTAL RECOGNISED LOSSES FOR THE
      FINANCIAL PERIOD                                                          (26.3)                       (33.2)
                                                                       =====================        ======================


         See notes to the financial information for additional details.

                         YELL GROUP PLC AND SUBSIDIARIES
                 COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS

                                                                                  NINE MONTHS
                                                                                     ENDED                     NINE MONTHS
                                                                                  31 DECEMBER                     ENDED
                                                                                      2001                     31 DECEMBER
(UNAUDITED)                                                                       (AGGREGATED)                     2002
                                                                              ---------------------        ---------------------
                                                                                               ((POUND) IN MILLIONS)

NET CASH INFLOW FROM OPERATING ACTIVITIES                                             144.0                        221.5
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                                         (55.8)                       (97.5)
Finance fees paid                                                                     (68.2)                       (16.1)
                                                                              ---------------------        ---------------------
NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND
      SERVICING OF FINANCE                                                           (124.0)                      (113.6)
                                                                              ---------------------        ---------------------
TAXATION                                                                               (0.4)                       (10.3)
                                                                              ---------------------        ---------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                                     (11.2)                       (11.6)
Payment for assets transferred from BT                                                (11.7)                         -
                                                                              ---------------------        ---------------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND
      FINANCIAL INVESTMENT                                                            (22.9)                       (11.6)
                                                                              ---------------------        ---------------------
ACQUISITIONS
Purchase of subsidiary undertakings, net of cash
      acquired                                                                     (1,582.3)                      (466.6)
                                                                              ---------------------        ---------------------
NET CASH OUTFLOW FOR ACQUISITIONS                                                  (1,582.3)                      (466.6)
                                                                              ---------------------        ---------------------
NET CASH OUTFLOW BEFORE FINANCING                                                  (1,585.6)                      (380.6)
                                                                              ---------------------        ---------------------
FINANCING
Issue of ordinary share capital and capital
      contributions received                                                            1.0                          0.1
Cash retained by BT on acquisition                                                    (40.8)                         -
New loans issued                                                                    2,563.7                        487.4
Borrowings repaid                                                                    (872.1)                      (184.2)
                                                                              ---------------------        ---------------------
NET CASH INFLOW FROM FINANCING                                                      1,651.8                        303.3
                                                                              ---------------------        ---------------------
INCREASE (DECREASE) IN NET CASH IN THE PERIOD                                          66.2                        (77.3)
                                                                              =====================        =====================

Total operating profit                                                                106.2                         129.1
Depreciation                                                                           15.3                          16.9
Goodwill amortisation                                                                  49.4                          73.7
Increase in stocks                                                                    (27.9)                        (25.4)
(Increase) decrease in debtors                                                         (6.3)                          8.0
Increase in creditors                                                                   7.3                          19.2
                                                                              ---------------------        ---------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                             144.0                         221.5
                                                                              =====================        =====================


         See notes to the financial information for additional details.

                         YELL GROUP PLC AND SUBSIDIARIES
                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                                     THREE MONTHS                 THREE MONTHS
                                                                                         ENDED                        ENDED
                                                                                      31 DECEMBER                 31 DECEMBER
(UNAUDITED)                                                                              2001                         2002
                                                                                  --------------------        ---------------------
                                                                                                  ((POUND) IN MILLIONS)
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                  49.6                        75.6
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                                             (16.5)                      (29.3)
Finance fees paid                                                                          (2.8)                       (4.3)
                                                                                  --------------------         --------------------
NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND
      SERVICING OF FINANCE                                                                (19.3)                       (33.6)
                                                                                  --------------------         --------------------
TAXATION                                                                                   (0.1)                       (2.7)
                                                                                  --------------------         --------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
      Purchase of tangible fixed assets                                                    (3.8)                       (3.7)
                                                                                  --------------------         --------------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND
      FINANCIAL INVESTMENT                                                                 (3.8)                       (3.7)
                                                                                  --------------------         --------------------
Purchase of subsidiary undertakings, net of cash
      acquired                                                                            (0.3)                       (42.9)
                                                                                 ---------------------         --------------------
NET CASH OUTFLOW FOR ACQUISITIONS                                                          (0.3)                      (42.9)
                                                                                  --------------------         --------------------
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING                                                 26.1                        (7.3)
                                                                                  --------------------         --------------------
FINANCING
New loans issued                                                                            -                          78.7
Borrowings repaid                                                                           -                        (157.8)
                                                                                  --------------------         --------------------
NET CASH OUTFLOW FROM FINANCING                                                             -                         (79.1)
                                                                                  --------------------         --------------------
INCREASE (DECREASE) IN NET CASH IN THE PERIOD                                              26.1                       (86.4)
                                                                                  ====================         ====================

Total operating profit                                                                     24.3                        38.2
Depreciation                                                                                5.2                         5.9
Goodwill amortisation                                                                      21.2                        25.0
Increase in stocks                                                                         (5.5)                      (14.2)
Decrease in debtors                                                                         8.5                        29.5
Decrease in creditors                                                                      (4.1)                       (8.8)
                                                                                  --------------------         --------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                  49.6                        75.6
                                                                                  ====================         ====================

         See notes to the financial information for additional details.

                         YELL GROUP PLC AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                               AT                                    AT
                                                                            31 MARCH                            31 DECEMBER
(UNAUDITED)                                                                   2002                                  2002
                                                                       -------------------                  ---------------------
                                                                                            ((POUND) IN MILLIONS)
FIXED ASSETS
Intangible assets                                                           1,640.5                               1,838.5
Tangible assets                                                                30.0                                  46.0
Investment                                                                      2.1                                   2.0
                                                                       -------------------                  ---------------------
TOTAL FIXED ASSETS                                                          1,672.6                               1,886.5
                                                                       -------------------                  ---------------------

CURRENT ASSETS
Stocks                                                                         90.9                                140.9
Debtors                                                                       337.3                                399.3
Cash at bank and in hand                                                      100.2                                 21.9
                                                                       -------------------                  ---------------------
TOTAL CURRENT ASSETS                                                          528.4                                562.1
                                                                       -------------------                  ---------------------
CREDITORS: AMOUNTS FALLING DUE WITHIN
                                                                       -------------------                  ---------------------
      ONE YEAR
Loans and other borrowings                                                    (53.4)                               (68.5)
Other creditors                                                              (146.7)                              (202.7)
                                                                       -------------------                  ---------------------
TOTAL CREDITORS: AMOUNTS FALLING DUE
      WITHIN ONE YEAR                                                        (200.1)                              (271.2)
                                                                       -------------------                  ---------------------
NET CURRENT ASSETS                                                            328.3                                290.9
                                                                       -------------------                  ---------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                       2,000.9                              2,177.4
CREDITORS: AMOUNTS FALLING DUE AFTER
      MORE THAN ONE YEAR
Loans and other borrowings                                                 (2,050.7)                            (2,322.0)
                                                                       -------------------                  ---------------------
NET LIABILITIES                                                               (49.8)                              (144.6)
                                                                       ===================                  =====================

CAPITAL AND RESERVES
Called up share capital                                                         0.1                                  0.2
Share premium account                                                           0.9                                  0.9
Other reserves                                                                  0.1                                  0.1
Deficit                                                                       (50.9)                              (145.8)
                                                                       -------------------                  ---------------------
EQUITY SHAREHOLDERS' DEFICIT                                                  (49.8)                              (144.6)
                                                                       ===================                  =====================


         See notes to the financial information for additional details.

                         YELL GROUP PLC AND SUBSIDIARIES

                        NOTES TO THE FINANCIAL INFORMATION



NET DEBT

ANALYSIS OF NET DEBT


                                                                               AT                         AT
                                                                            31 MARCH                  31 DECEMBER
                                                                              2002                       2002
                                                                       -------------------        --------------------
                                                                                      ((POUND) IN MILLIONS)
Long-term loans and other borrowings
          falling due after more than one year                               2,050.7                   2,322.0
Short-term borrowings and long-term loans and
          other borrowings falling due within one year                          53.4                      68.5
                                                                       -------------------        --------------------
Total debt                                                                   2,104.1                   2,390.5
Cash at bank and in hand                                                      (100.2)                    (21.9)
                                                                       -------------------        --------------------
NET DEBT AT END OF PERIOD                                                    2,003.9                   2,368.6
                                                                       ===================        ====================



                         YELL GROUP PLC AND SUBSIDIARIES

NET DEBT (CONTINUED)

RECONCILIATION OF MOVEMENT IN NET DEBT

                                                                                 DEBT DUE
                                                                                WITHIN ONE
                                                               TOTAL               YEAR
                                                                CASH            EXCLUDING           DEBT DUE
                                                             LESS BANK             BANK               AFTER
                                                             OVERDRAFT          OVERDRAFT           ONE YEAR           NET DEBT
                                                            -------------     ---------------     --------------     --------------
                                                                                        ((POUND) IN MILLIONS)
AT 31 MARCH 2002                                               100.2              (53.4)            (2,050.7)          (2,003.9)
Cash flow from operations less interest and
       taxation paid and capital expenditures                  102.1                -                    -                102.1
Cash inflow from financing of acquisitions                     487.5                -                 (487.4)               0.1
Cash outflow on acquisitions                                  (466.6)               -                    -               (466.6)
Finance fees paid                                              (16.1)               -                   16.1                -
Reclass of long-term to short-term debt                          -               (199.3)               199.3                -
Borrowings repaid                                             (184.2)             184.2                  -                  -
Interest and amortised fees                                      -                  -                  (76.0)             (76.0)
Currency movements                                              (1.0)               -                   76.7               75.7
                                                            -------------     ---------------     --------------     --------------
AT 31 DECEMBER 2002                                             21.9              (68.5)            (2,322.0)          (2,368.6)
                                                            =============     ===============     ==============     ==============

AT 30 SEPTEMBER 2002                                           107.1              (66.1)            (2,393.1)          (2,352.1)
Cash flow from operations less interest and
       taxation paid and capital expenditures                   39.9                -                    -                 39.9
Cash inflow from financing of
      acquisitions                                              78.7                -                  (78.7)               -
Cash outflow on acquisitions                                   (42.9)               -                    -                (42.9)
Finance fees paid                                               (4.3)               -                    4.3                -
Reclass of long-term to short-term debt                          -               (160.8)               160.8                -
Borrowings repaid                                             (157.8)             157.8                  -                  -
Interest and amortised fees                                      -                  -                  (28.8)             (28.8)
Currency movements                                               1.2                -                   13.5               14.7
Other non-cash movements                                         -                  0.6                  -                  0.6
                                                            -------------     ---------------     --------------     --------------
AT 31 DECEMBER 2002                                             21.9              (68.5)            (2,322.0)          (2,368.6)
                                                            =============     ===============     ==============     ==============


                         YELL GROUP PLC AND SUBSIDIARIES

CHANGES IN EQUITY SHAREHOLDERS' DEFICIT

                                             SHARE          SHARE             OTHER             PROFIT AND
                                            CAPITAL        PREMIUM           RESERVES          LOSS ACCOUNT             TOTAL
                                           ----------    -------------     -------------     ------------------      ------------
                                                                            ((POUND) IN MILLIONS)
BALANCE AT 1 APRIL 2002                        0.1             0.9               0.1                (50.9)              (49.8)

Issuance of share capital
      (ordinary shares at par value)           0.1             -                 -                    -                   0.1
Loss for the period                            -               -                 -                  (58.6)              (58.6)
Currency movements (a)                         -               -                 -                  (36.3)              (36.3)
                                           ----------    -------------     -------------     ------------------      ------------
BALANCE AT 31 DECEMBER 2002                    0.2             0.9               0.1               (145.8)             (144.6)
                                           ==========    =============     =============     ==================      ============

BALANCE AT 1 OCTOBER 2002                      0.2             0.9               0.1               (112.6)             (111.4)
Loss for the period                            -               -                 -                  (28.6)              (28.6)
Currency movements (a)                         -               -                 -                   (4.6)               (4.6)
                                           ----------    -------------     -------------     ------------------      ------------
BALANCE AT 31 DECEMBER 2002                    0.2             0.9               0.1               (145.8)             (144.6)
                                           ==========    =============     =============     ==================      ============



(a) The cumulative foreign currency translation adjustment was (pound)3.7 million at 31 March 2002 and (pound)40.0 million at 31 December 2002.


UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Our combined and consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain significant respects from those applicable in the United States ("US GAAP"). Differences result primarily from the different treatment of purchase price allocations when accounting for acquisitions, "push-down" accounting for payments made to certain members of management by BT, costs associated with selling advertisements, derivative financial instruments, pensions and deferred taxes. Under US GAAP, a portion of the purchase price is allocated, when accounting for acquisitions, to the deferred costs of directories that publish in the months immediately following the acquisition. Under UK GAAP, the deferred costs, which represent the value of selling efforts not yet realised, are valued at the lower of historical cost and net realisable value. The purchase price allocation under US GAAP increases the value of the selling effort to its fair value and, accordingly, profits in the period immediately following an acquisition would be significantly lower under US GAAP than under UK GAAP. Further, under US GAAP, a portion of the purchase price would be allocated to other intangible assets such as acquired customer relationships and brand names, which are amortised over a different life than the goodwill recorded under UK GAAP and establishing associated deferred taxes.

On 1 April 2002, the company adopted Statement of Financial Accounting Standards No 142 ("SFAS 142") "Goodwill and Other Intangible Assets". SFAS 142 eliminates amortisation of goodwill associated with business combinations completed after 30 June 2001. During the transition period from 1 July 2001 through 31 March 2002, the company's goodwill associated with business combinations completed prior to 1 July 2001 continued to be amortised over a period of up to 20 years. Effective 1 April 2002, all goodwill amortisation was discontinued under US GAAP. Upon adoption the Yell Group completed its impairment

                         YELL GROUP PLC AND SUBSIDIARIES

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


tests of goodwill as of 1 April 2002 and determined that goodwill balances were not impaired. Also upon adoption the company evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate.

The following information summarises estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' deficit from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

NET LOSS

                                                                        NINE MONTHS
                                                                          ENDED 31                         NINE MONTHS
                                                                        DECEMBER 2001                        ENDED 31
                                                                        (AGGREGATED)                      DECEMBER 2002
                                                                    ----------------------            -----------------------
                                                                                        ((POUND) IN MILLIONS)
Loss for the financial period under UK GAAP                                  (24.0)                           (58.6)
Adjustment for:
      Directories in progress:
      -Deferred costs                                                        (16.0)                           (25.0)
      -Acquisition accounting                                                (94.1)                           (24.2)
      Pensions                                                                (1.7)                            (1.9)
      Goodwill and other intangibles                                         (31.4)                           (17.8)
      Derivative financial instruments                                       (15.3)                           (12.7)
      Management incentive plans (a)                                         (24.1)                             -
      Deferred taxation                                                       51.0                             32.7
                                                                    ----------------------            -----------------------
NET LOSS ADJUSTED FOR US GAAP                                               (155.6)                          (107.5)
                                                                    ======================            =======================


(a) Represents certain one-off adjustments that arose as a result of acquisitions.


Effective 1 April 2002, the Group prospectively adopted SFAS 142 for US GAAP reporting purposes which effectively suspends the amortisation of goodwill. The following pro forma presentation restates the prior period's net loss as if SFAS 142 had been applied from 1 April 2001.

PRO FORMA NET LOSS
                                                          NINE MONTHS
                                                            ENDED 31
                                                         DECEMBER 2001
                                                          (AGGREGATED)
                                                    -------------------------
                                                      ((POUND IN MILLIONS)

REPORTED NET LOSS AS ADJUSTED FOR US GAAP                     (155.6)
Goodwill amortisation, net of tax                               22.3
                                                    -------------------------
PRO FORMA NET LOSS AS ADJUSTED FOR US GAAP                    (133.3)
                                                    =========================

                         YELL GROUP PLC AND SUBSIDIARIES

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


                                                                AT 31
                                                                MARCH                           AT
                                                                 2002                       31 DECEMBER
                                                            (AS REPORTED)                      2002
                                                          -------------------           --------------------
                                                                           ((POUND) IN MILLIONS)
Equity shareholders' deficit under UK GAAP                        (49.8)                           (144.6)
Adjustment for:
       Directories in progress                                    (72.4)                            (92.6)
       Pensions                                                     7.6                               5.7
       Goodwill and other intangibles                             210.3                             229.3
       Derivative financial instruments                           (11.3)                            (23.9)
       Deferred taxation                                         (235.0)                           (234.6)
EQUITY SHAREHOLDERS' DEFICIT AS ADJUSTED
                                                          -------------------           --------------------
       FOR US GAAP                                               (150.6)                           (260.7)
                                                          ===================           ====================
